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                             January 11, 2024

       Thomas Powers
       Chief Executive Officer
       Findit, Inc.
       5051 Peachtree Corners Circle, #200
       Peachtree Corners, GA 30092

                                                        Re: Findit, Inc.
                                                            Revised Information
Statement on Schedule 14C
                                                            Filed January 3,
2024
                                                            File No. 000-56345

       Dear Thomas Powers:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 17,
       2023 letter.

       Revised Information Statement on Schedule 14C

       Information About Findit
       Management's Discussion and Analysis of Financial Condition, page 56

   1. Please update the management's discussion and analysis of financial condition to include the fiscal year ended
December 31, 2022. Refer to Item 14(c)(1) of Schedule 14A.
       Information Incorporated by Reference, page 132

   2. We note your response to prior comment 3. Please revise to remove this section as you appear to be ineligible
to incorporate by reference pursuant to Item 14(e)(1) to Schedule
                                                        14A.
 Thomas Powers
FirstName
Findit, Inc. LastNameThomas Powers
Comapany
January  11,NameFindit,
              2024      Inc.
January
Page 2 11, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Thomas C. Cook, Esq.